Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Churchill Capital Corp V (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated June 12, 2020, except for the first paragraph of Note 5, the third paragraph of Note 7 and the second paragraph of Note 8 as to which the date is October 19, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp V as of June 8, 2020 and for the period from May 12, 2020 (inception) through June 8, 2020, appearing in the Registration Statement on Form S-1, as filed (File No. 333-248972), of Churchill Capital Corp V.

/s/ Marcum llp

Marcum llp

New York, NY

December 15, 2020